SECURITIES AND EXCHANGE COMMISSION



07001387

ANNUAL AUDITED REPORT
**FORM X-17 A-5**
**PART III**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response...... 12.00 |

AB* 2/28

| SEC FILE NUMBER |
|---|
| 8-67127 |

# FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Watson Management Associates, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC MAIL RECEIVED WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**65 Second Avenue**
(No. and Street)

| **New York** | **NY** | **10003** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PROCESSED

MAR 1 2 2007

THOMSON FINANCIAL

**Patrick S. Watson**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**KAUFMANN, GALLUCCI & GRUMER LLP**
(Name - if individual, state last, first, middle name)

| **80 BROAD STREET, SUITE 1901** | | **NEW YORK** | **NY 10004** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 3/9

## OATH OR AFFIRMATION

I, Patrick Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watson Management Associates, LLC, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing member

Title

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877353
Qualified in New York County
Commission Expires November 17, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# WATSON MANAGEMENT ASSOCIATES, LLC
# (A DEVELOPMENT STAGE COMPANY)

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2006

**WATSON MANAGEMENT ASSOCIATES, LLC**
**(A DEVELOPMENT STAGE COMPANY)**

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT**

To the Member of Watson Management Associates, LLC

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Watson Management Associates, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 6, 2007 Kaufmann, Gallucci & Grumer LLP



80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

**WATSON MANAGEMENT ASSOCIATES, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 53,218 |
| Other assets | | 1,935 |
| Total assets | $ | 55,153 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 15,860 |
| Member's equity | | 39,293 |
| Total liabilities and member's equity | $ | 55,153 |

The accompanying notes are an integral part
of these financial statements

**WATSON MANAGEMENT ASSOCIATES, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006**

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Watson Management Associates, LLC (the "Company") was formed as a Delaware Limitied Liability Company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. on April 26, 2006.

The Company acts as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers and investment advisors.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

## NOTE 4 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The member of the Company is also the owner of a related entity. Under a service agreement with that entity, the Company compensates the entity for its share of the operating expenses paid by the related entity, including rent, personnel costs and related office expenses. The Company's share of these expenses was approximately $11,000.

## NOTE 6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ( SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as

WATSON MANAGEMENT ASSOCIATES, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

## NOTE 6 - REGULATORY REQUIREMENTS (CONTINUED)

defined, shall not exceed 8 to one durng its first year of operations and 15 to one thereafter. Net capital and aggregate indebtedness change from day to day. As of

December 31, 2006, the Company had net capital of $37,358 which was $32,358 in excess of the required minimum at that date of $5,000. The Company's aggregate indebtedness to net capital was .42 to 1.

## NOTE 7 - CONTINUING OPERATIONS

The sole member of the Company has committed to fund operating deficits of the Company, if any, through January 1, 2008.



END